1847 HOLDINGS LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

May 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Don Fields

Re:	1847 Holdings LLC
Registration Statement on Form S-1
File No. 333-259011

Mr. Fields:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), 1847 Holdings LLC (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, May 3, 2022, or as soon as thereafter possible.

Also, the Company authorizes Louis A. Bevilacqua at Bevilacqua PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Bevilacqua at (202) 869-0888 (ext. 100) as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer